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                               May 3, 2021

       Lyron Bentovim
       President & Chief Executive Officer
       Glimpse Group, Inc.
       15 West 38th St, 9th Fl
       New York, NY 10018

                                                        Re: Glimpse Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 6, 2021
                                                            File No. 333-255049

       Dear Mr. Bentovim:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 6, 2021

       Use of Market and Industry Data, page iii

   1. You state that the prospectus includes market and industry data that has been obtained from third party
sources. Please tell us whether you commissioned any third party research for use in
connection with this offering. If so, please tell us what consideration you gave to filing the
third party's consent as an exhibit to the registration statement as required by Section 7
of the Securities Act and Securities Act Rule 436.
       Prospectus Summary, page 1

   2. We note that your VR and AR platform is comprised of a diversified group of wholly-
                                                        owned and operated VR
and AR companies. Please clarify whether The Glimpse Group is a holding company and
consider including an organizational chart that summarizes the
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Glimpse Group,  Inc.
Comapany
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         company's wholly owned subsidiaries, including the acquisition date of each subsidiary.
3. We note that, as of December 31, 2020, 7,114,533 shares of the company's common stock were issued and outstanding and over 72% of these common stock are currently held by your directors, officers and affiliated entities. Please include a post-offering chart that reflects the anticipated percentage ownership of public shareholders, pre-existing shareholders, and affiliates following completion of the offering. Additionally, please
         clarify whether the company will be a    controlled company    under
the definition of the
         applicable listing exchange after the offering and provide applicable disclosure to the extent appropriate.
Selected Risks Associated With Our Business, page 6

4. Please disclose, here and in the risk factors section, that you have incurred net losses since inception and quantify your net losses for the reporting periods. Also consider discussing the material risks related to your prior assessment about the company's ability to continue as a going concern. In this regard, we note your disclosure that "the combination of operating losses since inception, cash expected to be used in operating activities in the future, uncertain conditions relating to additional capital raises and continued revenue
         growth created an uncertainty about the Company   s ability to
continue as a going
         concern."
Impact of COVID-19, page 34

5. We note your disclosure that your "business and operations have been adversely affected by the COVID-19 pandemic, as have the markets in which [your]
customers
         operate." Please provide qualitative and quantitative discussion on the assessment of the impact of the pandemic on your results of operations and financial condition for the periods presented. Consider the staff's guidance, CF Disclosure Guidance Staff: Topic No.
         9A published June 23, 2020.
Management's Discussion and Analysis of Financial Conditions and Results of Operations, page
34

6. You disclose on page 15 that the size of your community of customers on your platforms is critical to your success, and your ability to achieve profitability in the future will depend, in large part, on your ability to add new customers, while retaining and even expanding offerings to existing customers. Please tell us whether you monitor your retention rate, the number of new customers, the number of existing customers, and payment volume, including whether you track payment volume from new clients and existing clients separately. To the extent material, please provide a qualitative and quantitative discussion of the changes to these metric and their impact on your revenues, and tell us your consideration for quantifying the increase in revenues attributable to new and existing customers for each period presented.
7. You disclose on page 18 that you have made a number of acquisitions in the past. Please
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         tell us whether your period to period growth is attributable to your strategy related to acquisition-driven growth. To the extent material, please discuss and quantify the relative impact of the acquired businesses on your revenue and the results of operations for the periods presented.
Results of Operations for the Six Months Ended December 31, 2020 Compared to December 31,
2019 , page 37

8. For all periods presented, please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section. In regard to revenues, for example, please clarify the amount of revenues generated from VR/AR projects, solutions and consulting retainers, identify the factors that drove growth in each and provide corresponding quantification of each factor or offset. Refer to Item 303(a)(3)(iii) of Regulation S-K.
9. In regard to Cost of Revenues, for all periods presented, please identify, discuss and quantify costs related to internal staffing costs and third-party expenses.
Liquidity and Capital Resources, page 42

10. Please expand your disclosure to include your estimated cash requirements over the next twelve months.
Business
The Glimpse Platform, page 44

11. You state that while each subsidiary company owns its own IP, there will be perpetual licensing agreements between your subsidiary companies. Please disclose the material terms of the licensing agreements and file the agreements as exhibits to the registration statement or tell us why this information is not material.
Economic Dependence, page 51

12. We note your disclosure that one customer accounted for approximately 12% of your total gross revenues during the year ended June 30, 2020 and a different customer accounted for approximately 19% of your total gross revenues during the year ended June 30, 2019.
         Further, two customers accounted for approximately 53% (35% and 18%, respectively) of your total gross revenues during the six months ended December 31, 2020 and two different customers accounted for approximately 26% (15% and 11%, respectively) of your total gross revenues during the six months ended December 31, 2019. Please identify the customers and revise to disclose the material terms of your agreements with these customers, including, but not limited to, the terms and termination provisions. In addition, please ensure you identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to customers or investors, whether affiliated or unaffiliated, that are reasonably likely to have a material impact on your financial results. Refer to Item 303 of Regulation S-K for guidance. Lyron Bentovim
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Management, page 52

13. You disclose on page 52 that the leadership team of each subsidiary company, in addition to their equity ownership in the company, also have an economic interest in their particular subsidiary company, typically ranging between 5-10% of the total net sale proceeds of the subsidiary and includes a three-year vesting schedule. Please provide the information required by Item 401(c) of Regulation S-K related to significant employees or tell us why this information is not required. Additionally, please discuss the material terms of any agreements you have with these individuals.
Non-Executive Officer Directors, page 53

14. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of the registrant's business and structure.
Certain Relationships and Related Party Transactions, page 59

15. We note the disclosure on page F-16 that during the year ended June 30, 2020, the company raised $1.33 million by the issuance of unsecured convertible promissory notes with a three-year term, primarily from existing company investors, including participation
         by the company   s executives and independent members of the company
s board in the
         amount of $0.2 million. We also note that Darklight Partners LLC and VRTech
         Consulting LLC each beneficially own over 14% of the company and are owned and managed by Mr. Bentovim (your president, chief executive officer and Chairman) and Mr.
         Smith (your chief creative officer and director), respectively. Please revise to provide the information required by Item 404 of Regulation S-K or tell us why this information is not required.
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

16. In order to better understand the nature of the services transferred in your arrangements, please clearly identify the nature of the performance obligations specified in your contracts for each service line (i.e. Software Services and Software License and Software-
         as-a-Service). For example, in regard to Software Services, describe in further detail your typical contractual service obligations that are transferred in VR/AR software projects, solutions and consulting services. Also, clarify and explain the contractual provisions in your Software Service arrangements that result in multiple performance obligations, including judgments made concerning the timing of satisfaction and in the
         allocation of the transaction price, if any. Refer to ASC 606-10-50-12 and 606-10-50-17.
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Consolidated Financial Statements for the six months ended December 31, 2020 and 2019
Note 13. Subsequent Events, page F-18

17. We note you reduced the conversion price to $4.00 per share in order to encourage early conversion of the Convertible Promissory Notes in January 2021. Please tell us if you considered the change to these notes to be a debt modification or debt extinguishment. If you consider the change to be a modification, please tell us how you concluded the change made to the notes was a not substantially different term under ASC 470-50-40-10.
         If you consider the change to be an extinguishment, please tell us the amount of gain or loss recognized. Refer to ASC 470-50-40-2.
Consolidated Financial Statements for the years ended June 30, 2020 and 2019 Consolidated Balance Sheet , page F-23

18. We note your financial statements for the year ended June 30, 2019 have been labeled as restated. Please tell us and disclose whether the financial statements were restated due to an error correction and provide the required error correction disclosures. Refer to ASC 250-10-50-7.
Note 1. Description of Business, page F-27

19. We note your business is currently comprised of eight wholly-owned subsidiary companies, each targeting different industry segments. Please clarify for us, and revise if necessary, whether you have reporting segments as defined under ASC
280. If so, please
         provide the required disclosures under ASC 280-10-50.
General

20. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at (202) 551-3673 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other
 Lyron Bentovim
Glimpse Group, Inc.
May 3, 2021
Page 6

questions.



                                   Sincerely,
FirstName LastNameLyron Bentovim
                                   Division of Corporation Finance
Comapany NameGlimpse Group, Inc.
                                   Office of Technology
May 3, 2021 Page 6
cc:       Darrin M. Ocasio, Esq.
FirstName LastName